EXHIBIT 99.1

Hydrogenics Reports Third Quarter 2011 Results

Strong Sales Quarter Results in 28% Increase in Order Backlog

MISSISSAUGA, Ontario, Nov. 10, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported third quarter 2011 results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS)1.

"A 117% increase in orders received in the quarter caused our backlog to grow 28% as compared with the third quarter of 2010. This development positions the Corporation for strong growth heading into 2012," said Daryl Wilson, President and Chief Executive Officer. "Our OnSite Generation unit has seen robust demand not only for industrial hydrogen and fueling stations but also, very importantly, for contracts tied to our patented renewable energy storage applications. As communicated in the past, storing energy in the form of hydrogen generated from intermittent renewable power installations is a compelling opportunity for Hydrogenics. We are winning on this application due to our advanced water electrolysis technology and reputation for durability.  Specifically, the increased interest in Europe for combined wind/hydrogen energy systems that can provide both clean power and reliable electricity is showing real promise. We are focused on a large number of contracts that should show results in the quarters to come.  In support of onging growth, we secured an interest-free CA$6.0 million loan received from the Government of Ontario. This financing enables us to scale up operations and create strong product positions."

Third Quarter 2011 Highlights (compared to the three months ended September 30, 2010, unless otherwise noted)

  The Corporation secured $12.8 million of orders for renewable energy storage, hydrogen fueling, industrial gas and fuel cell applications, an increase of 117% over the previous year.
  At the end of the quarter, order backlog was $24.8 million, an increase of 28%. Order backlog movement (in $ millions) was as follows:
	June 30, 2011 Backlog	Orders Received	Orders Delivered	Sept. 30, 2011 Backlog

OnSite Generation	$ 15.3	$ 12.1	$ 4.2	$ 23.2
Power Systems	1.6	0.7	0.7	1.6
Total	$ 16.9	$ 12.8	$ 4.9	$ 24.8
  Revenues were $4.9 million, a decrease of 12%, primarily as a result of timing of project deliveries in the Corporation's OnSite Generation business unit.
  Gross profit was $0.9 million, or 18% of revenues, a 7.9 percentage point decrease resulting from additional costs incurred on two custom product development projects and lower overhead absorption.
  Cash Operating Costs2 were $2.9 million, a decrease of 10%.
  EBITDA3 loss decreased by 5% to $1.9 million.
  Hydrogenics ended the quarter with cash resources of $9.2 million, a $1.8 million decrease from June 30, 2011.
  The Corporation signed a loan agreement to realize up to CA$6.0 million to advance commercialization of products for telecommunications, vehicles and utility-scale energy storage markets.

Nine Months Ended September 30, 2011 Highlights (compared to the nine months ended September 30, 2010, unless otherwise noted)

  Revenues were $16.2 million, an increase of 7%, primarily as a result of increased order bookings in the Corporation's OnSite Generation business unit.
  Gross profit was $3.4 million, or 21% of revenues, a 1.8 percentage point decrease over the prior year, the result of lower gross margins in the Corporation's Power Systems business unit resulting from additional costs incurred on two custom product development projects.
  Cash operating costs2 were $9.1 million, a decrease of 9%.
  EBITDA3 loss increased $0.8 million or 13%.
  Cash used in operations decreased 56% to $3.2 million.

Notes

  Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010. The three months ended March 31, 2011 were Hydrogenics' first reporting period under IFRS. Please refer to Hydrogenics' First Quarter 2011 Management Discussion and Analysis for a summary of the full impact as a result of the conversion from Canadian generally accepted accounting principles to IFRS.
  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 15 for a reconciliation of this measure to loss from operations.
  EBITDA is defined as net loss excluding financial income, net, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EST on November 11, 2011 to review the third quarter 2011 results. The telephone number for the conference call is (877) 307-1373, or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the Corporation's website at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (800) 585-8367, conference ID # 20382402. The encore recording will be available two hours after the conference call has concluded.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

HYDROGENICS CORPORATION
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$ 6,506	$ 7,881
Restricted cash	2,352	883
Trade and other receivables	4,354	5,603
Grants receivable	315	572
Inventories	8,808	8,376
Prepaid expenses	430	762
	22,765	24,077
Non-current assets
Restricted cash	366	225
Property, plant and equipment	1,997	1,871
Intangible assets	155	200
Goodwill	5,076	5,100
	7,594	7,396
Total assets	$ 30,359	$ 31,473
Liabilities
Current liabilities
Trade and other payables	$ 8,170	$ 6,584
Provisions	1,632	2,350
Unearned revenue	5,196	3,751
Warrants	1,955	1,252
	16,953	13,937
Non-current liabilities
Other non-current liabilities	1,302	2,100
Total liabilities	18,255	16,037
Equity
Share capital	318,012	313,461
Contributed surplus	17,376	16,731
Accumulated other comprehensive loss	(627)	(705)
Deficit	(322,657)	(314,051)
Total equity	12,104	15,436
Total equity and liabilities	$ 30,359	$ 31,473

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues	$ 4,932	$ 5,590	$ 16,200	$ 15,125
Cost of sales	4,049	4,150	12,783	11,665
Gross profit	883	1,440	3,417	3,460

Operating expenses
Selling, general and administrative expenses	2,146	2,757	7,837	8,458
Research and product development expenses	880	1,069	3,218	2,501
Litigation settlements	--	--	--	(437)
Other (gains) losses	16	5	51	(13)
	3,042	3,831	11,106	10,509
Loss from operations	(2,159)	(2,391)	(7,689)	(7,049)

Finance income (expenses)
Interest income	12	12	26	49
Interest expense	(44)	(54)	(152)	(176)
Foreign currency gains	143	347	286	529
Foreign currency losses	(175)	--	(324)	(365)
Other finance gains (losses), net	459	(179)	(753)	1,840
Finance income (loss), net	395	126	(917)	1,877

Loss before income taxes	(1,764)	(2,265)	(8,606)	(5,172)
Income tax expense	--	--	--	3
Net loss for the period	(1,764)	(2,265)	(8,606)	(5,175)

Exchange differences on translating foreign operations	(873)	1,169	78	(672)
Comprehensive loss for the period	$ (2,637)	$ (1,096)	$ (8,528)	$ (5,847)

Net loss per share
Basic and diluted	$ (0.27)	$ (0.51)	$ (1.43)	$ (1.04)

Weighted average number of common shares outstanding	6,604,249	4,420,201	6,036,675	4,990,648

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (1,764)	$ (2,265)	$ (8,606)	$ (5,175)
Items not affecting cash:
Loss on disposal of assets	--	--	7	--
Amortization and depreciation	249	383	718	872
Unrealized other losses (gains), net	--	3	--	(18)
Other finance (gains) losses, net	(459)	179	753	(1,840)
Unrealized foreign exchange (gains) losses	(341)	600	52	(56)
Non-cash selling, general and administrative expenses	--	--	--	763
Stock-based compensation	100	31	645	198
Net change in non-cash working capital	647	(1,174)	3,189	(2,158)
Cash used in operating activities	(1,568)	(2,243)	(3,242)	(7,414)

Investing activities
(Increase) decrease in restricted cash	(630)	431	(1,610)	779
Proceeds from disposal of property, plant and equipment	--	--	10	--
Purchase of property, plant and equipment	(153)	(159)	(818)	(247)
Cash (used in) provided by investing activities	(783)	272	(2,418)	532

Financing activities
Repayment of non-current liabilities	(95)	--	(266)	--
Common shares, stock options and warrants issued and exercised, net of issuance costs	7	3,766	4,551	8,366
Cash provided by (used in) financing activities	(88)	3,766	4,285	8,366

Increase (decrease) in cash and cash equivalents during the period	(2,439)	1,795	(1,375)	1,484
Cash and cash equivalents - Beginning of period	8,945	8,848	7,881	9,159
Cash and cash equivalents - End of period	$ 6,506	$ 10,643	$ 6,506	$ 10,643

Supplemental disclosure
Income taxes paid	$ --	$ 1	$ 2	$ 2
Interest paid, net of interest received	44	4	138	14

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com